Exhibit 12.1
EURONET WORLDWIDE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Year Ended December 31,
(dollar amounts in thousands)	2011	2010	2009
Pretax income before adjustment for income from unconsolidated subsidiaries	$60,940	$(16,479)	$55,239
Add:
Fixed charges	29,349	26,416	30,174
Dividends received	118	—	474
Adjusted pretax income	$90,407	$9,937	$85,887
Fixed charges:
Interest expense	$21,385	$20,447	$25,716
Estimate of interest within rental expense	7,964	5,969	4,458
Total fixed charges	$29,349	$26,416	$30,174
Ratio of earnings to fixed charges	3.1	(A)	2.8
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(A) Adjusted pretax income was inadequate to cover fixed charges by $16.5 million in 2010.